SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.
                ______________________________________________

                                  FORM U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                           ALEXANDER & BALDWIN, INC.
                               (Name of Company)
                                 P. O. Box 3440
                            Honolulu, Hawaii  96801

(hereinafter called the "Claimant") hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:
          1. The name, jurisdiction of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest, as at January 31, 2000 (indirect subsidiaries are indicated by indentation).

                        Jurisdiction
                             of
          Name          Organization   Location      Nature of Business
          ----          ------------   --------      ------------------

Alexander & Baldwin,    Hawaii         Honolulu,     Ocean carriage of goods,
Inc.                                   Hawaii        real property management
                                                     and development,
                                                     investments

  Subsidiaries:

  A&B Inc.              Hawaii         Honolulu,     Inactive
                                       Hawaii

  A&B Development       California     Honolulu,     Ownership, manage-
  Company                              Hawaii        ment and development of
  (California)                                       real property in
                                                     California


  A & B Properties,     Hawaii         Kahului,      Ownership, management,
  Inc.                                 Hawaii        development and selling
                                                     of real property

     Prospect           Hawaii         Honolulu,     Development and selling of
     Venture LLC                       Hawaii        real property

     Haleakala Town     Hawaii         Honolulu,     Development and selling of
     Center LLC                        Hawaii        real property

     Upcountry Maui     Hawaii         Honolulu,     Development and selling of
     Town Center LLC                   Hawaii        real property

     West Maui          Hawaii         Honolulu,     Development and selling of
     Development                       Hawaii        real property
     Company LLC

  ABHI-Crockett,        Hawaii         Honolulu,     Investment in sugar
  Inc.                                 Hawaii        refining and marketing
                                                     business

  Agri-Quest            Hawaii         Puunene,      Diversified agriculture
  Development                          Hawaii
  Company, Inc.

  East Maui Irrigation  Hawaii         Puunene,      Collection and distribu-
  Company, Limited                     Hawaii        tion of irrigation water
                                                     on island of Maui

  Kahului Trucking &    Hawaii         Kahului,      Motor carriage of goods,
  Storage, Inc.                        Hawaii        self-storage services and
                                                     stevedoring on island of
                                                     Maui

  Kauai Commercial      Hawaii         Lihue,        Motor carriage of goods
  Company,                             Hawaii        and self-storage services
  Incorporated                                       on island of Kauai

  Kukui'ula             Hawaii         Koloa,        Ownership, management
  Development                          Hawaii        and development of real
  Company, Inc.                                      property on island of
                                                     Kauai

     South Shore        Hawaii         Koloa,        Development and
     Community                         Hawaii        operation of sewer trans-
     Services LLC                                    mission and treatment
                                                     system on island of Kauai

     South Shore        Hawaii         Koloa,        Development and
     Resources LLC                     Hawaii        operation of water source
                                                     and delivery system on
                                                     island of Kauai

  McBryde Sugar         Hawaii         Eleele,       Coffee plantation
  Company, Limited                     Hawaii

     Kauai Coffee       Hawaii         Eleele,       Grow, process and sell
     Company, Inc.                     Hawaii        coffee

  Ohanui Corporation    Hawaii         Puunene,      Collection and distribu-
                                       Hawaii        tion of domestic water on
                                                     island of Maui

  WDCI, Inc.            Hawaii         Honolulu,     Ownership, manage-
                                       Hawaii        ment and development of
                                                     property

  C&H Sugar             Delaware       Crockett,     Refining raw sugar and
  Company, Inc.                        California    marketing of refined
                                                     sugar products and
                                                     molasses

  Hawaiian Sugar &      Hawaii         Puunene,      Ocean carriage of sugar
  Transportation                       Hawaii        from Hawaii
  Cooperative

  Matson Navigation     Hawaii         San           Ocean carriage of goods
  Company, Inc.                        Francisco,    between West Coast of
                                       California    United States and Hawaii,
                                                     Western Pacific and Asian
                                                     ports

     Matson Intermodal  Hawaii         San           Broker, shipper's agent
     System, Inc.                      Francisco,    and freight forwarder for
                                       California    overland cargo services of
                                                     ocean carriers

     Matson Services    Hawaii         San           Tugboat services
     Company, Inc.                     Francisco,
                                       California

     Matson Terminals,  Hawaii         San           Stevedoring and terminal
     Inc.                              Francisco,    services
                                       California

     Matson Logistics   Hawaii         San           Agent to provide delivery
     Solutions, Inc.                   Francisco,    of equipment, goods and
                                       California    supplies for businesses
                                                     and projects

     Matson Ventures,   Hawaii         San           Ownership of interest
     Inc.                              Francisco,    in stevedoring and
                                       California    terminal services
                                                     entity

       SSA Terminals,   Delaware       Seattle,      Stevedoring and
       LLC                             Washington    terminal services

     Sea Star Line,     Delaware       Jacksonville, Investment in business
     LLC                               Florida       providing ocean carriage
                                                     of goods between Florida
                                                     and Puerto Rico

     The Matson         California     San           Inactive
     Company                           Francisco,
                                       California

     The Oceanic        California     San           Inactive
     Steamship                         Francisco,
     Company                           California

          2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas:

Claimant:                4 steam-driven generators with rated capacities of 1
                         of 4,000 KW, 1 of 10,000 KW, 1 of 12,000 KW, and 1
                         of 20,000 KW; 5 hydroelectric plants with rated capacities of 1 of 1,000 KW, 3 of 1,500 KW and 1 of
                         500 KW; about 80 miles of transmission lines; all located on the island of Maui, State of Hawaii

McBryde Sugar Company,   2 hydroelectric plants with rated capacities of
Limited ("McBryde")      1 of 1,000 KW and 1 of 3,600 KW; about 18 miles
(Note 1)                 of transmission lines; all located on the island of
                         Kauai, State of Hawaii

_______________

Note 1. McBryde Sugar Company, Limited has filed with the Securities and Exchange Commission an application for an order declaring that it is not an electric utility company.

          3. Information for the calendar year 1999 with respect to Claimant and each of its subsidiary public utility companies:

            (a)(1) Number of kwh of electric energy sold (all sales were at wholesale):
                    Claimant 70,210,000 kwh, with associated revenues of $5,725,000
                    McBryde             23,817,000 kwh, with associated
                                        revenues of $1,192,824

               (2) Number of Mcf of natural or manufactured gas distributed at retail:

                    None. Neither Claimant nor any of its subsidiary public utility companies distributes any natural or manufactured gas at retail.

              (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                    None. Neither Claimant nor any of its subsidiary public utility companies distributes any electric energy or natural or manufactured gas at retail outside the State in which each such company is organized.

              (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor any of its subsidiary public utility companies sells electric energy or natural or manufactured gas at wholesale (or otherwise) outside the State in which each such company is organized, or at the State line.

              (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor any of its subsidiary public utility companies purchases any electric energy or natural or manufactured gas outside the State in which each such company is organized, or at the State line.

          4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Not applicable. Claimant does not hold any interest, directly or indirectly, in an EWG or a foreign utility company.

              (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    Not applicable (see 4(a) above).

              (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    Not applicable (see 4(a) above).

              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    Not applicable (see 4(a) above).

              (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    Not applicable (see 4(a) above).


                                   EXHIBIT A
                                   ---------

        A consolidating statement of income and retained earnings of Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year, are attached hereto.


                                   EXHIBIT B
                                   ---------

                            FINANCIAL DATA SCHEDULE
                            -----------------------

        The registrant is required to submit this report and any amendments thereto electronically via EDGAR. Attached hereto is a Financial Data Schedule that sets forth the financial and other data specified below that are applicable to the registrant on a consolidated basis:

                ITEM NO.     CAPTION HEADING
                   1         Total Assets
                   2         Total Operating Revenues
                   3         Net Income


                                   EXHIBIT C
                                   ---------

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Not applicable. Claimant does not hold any interest, directly or indirectly, in an EWG or a foreign utility company.

        The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 28th day of February, 2000.


                             ALEXANDER & BALDWIN, INC.
                             (Name of Claimant)

                             By: /s/ G. Stephen Holaday
                                 ---------------------------
                                 G. Stephen Holaday
                                 Vice President






(Corporate Seal)

Attest:

By: /s/ Alyson J. Nakamura
    ----------------------
    Secretary


        Name, title and address of Officer to whom notices and correspondence concerning this statement should be addressed:

                         Michael J. Marks
                         Vice President and General Counsel
                         Alexander & Baldwin, Inc.
                         P. O. Box 3440
                         Honolulu, Hawaii  96801


ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1999
($000 OMITTED)

                                             ABIC    ABI/MATSON    ABHIC     OTHER      ABHI       MCB

OPERATING REVENUE:
Ocean transportation                        733,488    733,488        -         -         -          -
Property development & management            92,342     11,802     80,540    80,225       -          315
Food products                               104,768        -      104,768    11,778    86,976      6,014
Equity in earnings of affiliates                -                     -         -         -          -
Power generation                              7,047        -        7,047       -       5,725      1,322
                                            -------    -------    -------    ------    ------    -------
     Total operating revenue                937,645    745,290    192,355    92,003    92,701      7,651

OPERATING COSTS AND EXPENSES:
Cost of goods and services                  736,055    594,731    141,324    46,511    82,948     11,865
Plantation closure                              -          -          -         -         -          -
Write-down of long-lived assets              15,410        -       15,410       -         -       15,410
Power generation                              2,194        -        2,194       -       1,720        474
                                            -------    -------    -------    ------    ------    -------
     Total operating costs and expenses     753,659    594,731    158,928    46,511    84,668     27,749
                                            -------    -------    -------    ------    ------    -------

GROSS MARGIN                                183,986    150,559     33,427    45,492     8,033    (20,098)
GENERAL, ADMIN & SELLING EXPENSES            86,099     76,339      9,760     5,239     4,521        -
                                            -------    -------    -------    ------    ------    -------
INCOME FROM OPERATIONS                       97,887     74,220     23,667    40,253     3,512    (20,098)
OTHER INCOME                                 21,627     15,308      6,319     3,368     2,894         57
OTHER EXPENSE                                23,974     14,410      9,564       583    10,717     (1,736)
                                            -------    -------    -------    ------    ------    -------
INCOME (LOSS) BEFORE INCOME TAXES            95,540     75,118     20,422    43,038    (4,311)   (18,305)
PROVISION FOR INCOME TAXES (BENEFIT)         32,961     26,143      6,818    15,593    (1,817)    (6,958)
                                            -------    -------    -------    ------    ------    -------
NET INCOME (LOSS)                            62,579     48,975     13,604    27,445    (2,494)   (11,347)
                                            =======    =======    =======    ======    ======    =======



ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
($000 OMITTED)

                                             ABIC    ABI/MATSON  ABHIC     OTHER     ABHI     MCB

CURRENT ASSETS:
Cash                                          3,333      4,192     (859)   (2,387)   1,903     (375)
Accounts and notes receivable               136,637    124,366   12,271     2,763    8,290    1,218
Inventories                                  28,633      5,330   23,303    13,303    5,566    4,434
Prepaid expenses and other current assets    33,847     26,410    7,437     3,740    3,266      431
                                          ---------  ---------  -------  --------  -------  -------
     Total current assets                   202,450    160,298   42,152    17,419   19,025    5,708
                                          ---------  ---------  -------  --------  -------  -------

INVESTMENTS:
Subsidiaries                                    -          -        -    (249,485) 249,485      -
Divisions                                       -          -        -     (32,634)  32,634      -
Other                                       158,726    118,535   40,191    39,455      729        7
                                          ---------  ---------  -------  --------  -------  -------
Total investments                           158,726    118,535   40,191  (242,664) 282,848        7
                                          ---------  ---------  -------  --------  -------  -------

REAL ESTATE DEVELOPMENTS                     60,810        -     60,810    60,810      -        -
                                          ---------  ---------  -------  --------  -------  -------

PROPERTY:
Land                                         86,421     17,693   68,728    60,767    5,676    2,285
Buildings                                   238,625     66,933  171,692   166,988    3,672    1,032
Vessels                                     766,525    766,525      -         -        -        -
Machinery and equipment                     478,116    356,896  121,220     7,970  108,172    5,078
Power generation                             57,155        -     57,155       -     54,810    2,345
Other                                       121,744     28,583   93,161    22,204   70,957      -
                                          ---------  ---------  -------  --------  -------  -------
     Total                                1,748,586  1,236,630  511,956   257,929  243,287   10,740
Less accumulated depreciation               819,959    608,898  211,061    42,188  162,490    6,383
                                          ---------  ---------  -------  --------  -------  -------
     Property - net                         928,627    627,732  300,895   215,741   80,797    4,357
                                          ---------  ---------  -------  --------  -------  -------

OTHER ASSETS                                210,847    117,978   92,869    27,208   80,265  (14,604)
                                          ---------  ---------  -------  --------  -------  -------
     TOTAL                                1,561,460  1,024,543  536,917    78,514  462,935   (4,532)
                                          =========  =========  =======  ========  =======  =======

CURRENT LIABILITIES:
Current portion of long-term debt            22,500     15,000    7,500       -      7,500      -
Accounts payable                             55,655     51,148    4,507     2,894    1,601       12
Other current liabilities                    64,490     51,616   12,874      (770)  13,515      129
                                          ---------  ---------  -------  --------  -------  -------
     Total current liabilities              142,645    117,764   24,881     2,124   22,616      141
                                          ---------  ---------  -------  --------  -------  -------

LONG-TERM LIABILITIES:
Long-term debt                              277,570    107,070  170,500       -    170,500      -
Other long-term liabilities                 470,282    358,737  111,545    57,921   46,918    6,706
                                          ---------  ---------  -------  --------  -------  -------
     Total long-term liabilities            747,852    465,807  282,045    57,921  217,418    6,706
                                          ---------  ---------  -------  --------  -------  -------

SHAREHOLDERS' EQUITY:
Capital stock                                34,933     34,932        1    (2,350)       1    2,350
Additional capital                           53,124    (74,421) 127,545   (13,316) 127,545   13,316
Unrealized holding gains                     49,461     49,461      -         -        -        -
Retained earnings                           545,849    443,404  102,445    34,052   95,355  (26,962)
Treasury stock                              (12,404)   (12,404)     -          83      -        (83)
                                          ---------  ---------  -------  --------  -------  -------
     Total shareholders' equity             670,963    440,972  229,991    18,469  222,901  (11,379)
                                          ---------  ---------  -------  --------  -------  -------

     TOTAL                                1,561,460  1,024,543  536,917    78,514  462,935   (4,532)
                                          =========  =========  =======  ========  =======  =======



ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1999
($000 OMITTED)

                                             ABIC    ABI/MATSON   ABHIC     OTHER      ABHI      MCB

Balance at December 31, 1998                555,820    466,979    88,841    27,343    77,113   (15,615)

Net income                                   62,579     48,975    13,604    27,445    (2,494)  (11,347)

Dividends to shareholders                   (38,899)   (38,899)      -         -         -         -

Capital stock purchased and retired         (33,651)   (33,651)      -         -         -         -

Net income of subsidiaries                      -          -         -     (20,736)   20,736       -
                                            -------    -------   -------   -------    ------   -------
Balance at December 31, 1999                545,849    443,404   102,445    34,052    95,355   (26,962)
                                            =======    =======   =======    ======    ======   =======



LEGEND OF COMPANY REFERENCES IN CONSOLIDATING FINANCIAL SCHEDULES:


ABIC          Alexander & Baldwin, Inc. Consolidated
ABI/MATSON    Alexander & Baldwin, Inc. / Matson Navigation
              Company, Inc. / Consolidating Adjustments
ABHIC         A&B - Hawaii, Inc. Consolidated
OTHER         All other A&B - Hawaii, Inc. Subsidiaries / Consolidating
              Adjustments
ABHI          A&B - Hawaii, Inc.
MCB           McBryde Sugar Company, Limited

NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all wholly-owned subsidiaries, after elimination of significant intercompany amounts. Investments in 20 to 50 percent owned companies are accounted for using the equity method.

COMPREHENSIVE INCOME: Comprehensive Income includes changes from either recognized transactions or other economic events, excluding capital stock transactions, which impact Shareholders' Equity. For the Company, the only difference between Net Income and Comprehensive Income is the unrealized holding gains on securities available for sale. Comprehensive Income is not used in the calculation of Earnings per Share.

BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK: Basic Earnings per Share is determined by dividing Net Income by the weighted-average common shares outstanding during the year. The impact on earnings per share of the Company's stock options is immaterial; consequently, Diluted Earnings per Share is the same amount as Basic Earnings per Share.

OCEAN TRANSPORTATION: Voyage revenue and variable costs and expenses are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods.

Vessel depreciation, charter hire, terminal operating overhead and general and administrative expenses are charged to expense as incurred. Expected costs of regularly-scheduled dry docking of vessels and planned major vessel repairs performed during dry docking are accrued.

PROPERTY DEVELOPMENT AND MANAGEMENT: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally on closing dates), adequate down payments have been received and collection of remaining balances is reasonably assured.

Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the Balance Sheets. When construction is complete, the costs are reclassified as either Real Estate Held for Sale or Property, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as either operating or investing activities, based upon the Company's intention to sell the property or to retain ownership of the property as an investment following completion of construction.

FOOD PRODUCTS: Revenue from bulk raw sugar sales is recorded when delivered to the cooperative of Hawaiian producers based on the estimated net return to producers. Revenue from coffee is recorded when sold to third parties.

Costs of growing and harvesting sugar cane are charged to the cost of production in the year incurred and to cost of sales as raw sugar is delivered to the cooperative of Hawaiian producers.

Costs of developing coffee orchards are capitalized during the development period and depreciated over the estimated productive lives. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

CASH AND CASH EQUIVALENTS: The Company considers highly liquid investments purchased with original maturities of three months or less, which have no significant risk of change in value, to be cash equivalents.

INVENTORIES: Raw sugar and coffee inventories are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

PROPERTY: Property is stated at cost. Major renewals and betterments are capitalized. Replacements, maintenance and repairs which do not improve or extend asset lives are charged to expense as incurred. Gains or losses from property disposals are included in income.

CAPITALIZED INTEREST: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized. Interest expense is shown net of capitalized interest on the Statements of Income, because the amounts are not significant.

DEPRECIATION: Depreciation is computed using the straight-line method. Estimated useful lives of property are as follows:

Buildings                                               10 to 50 years
Vessels                                                 10 to 40 years
Marine containers                                             15 years
Machinery and equipment                                  3 to 35 years
Utility systems and other depreciable property           5 to 60 years

PENSION PLANS: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA) and the Hawaii Stevedoring Industry Committee, which negotiate multi-employer pension plans covering certain shoreside bargaining unit personnel. The subsidiaries directly negotiate multi-employer pension plans covering other bargaining unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, non-contributory, single-employer defined benefit plans cover substantially all other employees.

INCOME TAXES: Income tax expense is based on revenue and expenses in the Statements of Income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other certain assets) and of debt instruments, are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flows. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be estimated reasonably.

YEAR-2000 COSTS: Computer and related costs necessary to prepare for the Year-2000 date change were treated as an operating expense in the year incurred, unless a computer system was being replaced for operating reasons as well as for Year-2000 compliance, in which case the costs were capitalized. The annual amounts charged to expense were not significant. (See Management's Discussion and Analysis, unaudited, for additional information.)

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Future actual amounts could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform with the 1999 presentation.

2.   INVESTMENTS AND PARTIAL SALE OF SUBSIDIARY

At December 31, 1999 and 1998, investments consisted principally of marketable equity securities, equity in affiliated companies, limited partnership interests and purchase-money mortgages, as follows (in thousands):

                                                   1999             1998
---------------------------------------------------------------------------
Marketable equity securities                    $   88,485       $  110,119
Equity in affiliated companies:
  California and Hawaiian Sugar Company,
    Inc. (C&H)                                      37,591           34,960
  SSA Terminals, LLC (SSAT)                         18,278               --
  Sea Star Line, LLC (Sea Star)                      8,429            7,008
  Other                                                300              600
Limited partnership interests, purchase-money
  mortgages and other                                5,643            6,381
---------------------------------------------------------------------------
Total Investments                               $  158,726       $  159,068
===========================================================================

MARKETABLE EQUITY SECURITIES: The marketable equity securities are classified as "available for sale" and are stated at quoted market values. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity.

The components of the net unrealized holding gains at December 31, 1999 and 1998 were as follows (in thousands):

                                                   1999             1998
---------------------------------------------------------------------------
Market value                                    $   88,485       $  110,119
Less historical cost                                10,173            9,851
---------------------------------------------------------------------------
Unrealized holding gains                            78,312          100,268
Less deferred income taxes                          28,851           36,939
---------------------------------------------------------------------------
Net unrealized holding gains                    $   49,461       $   63,329
===========================================================================

EQUITY IN AFFILIATED COMPANIES: On December 24, 1998, the Company recognized a loss of $19,756,000 on the sale of a majority of its equity interest in its sugar refining and marketing unit, C&H. The Company received approximately $45,000,000 in cash, after the repayment of certain C&H indebtedness, $25,000,000 in senior preferred stock, and $9,600,000 in junior preferred stock. The Company retained an approximately 36 percent common stock interest in the recapitalized C&H. The Company holds all of C&H's senior preferred stock and 40 percent of C&H's junior preferred stock. Dividends on the senior and junior preferred stocks are cumulative. Through December 2003, dividends on the senior preferred stock may be paid either in cash or by issuance of additional shares of senior preferred stock. Shares of senior preferred stock received as dividends are valued at their estimated realizable values. C&H must redeem from the Company, at one thousand dollars per share, the outstanding senior preferred stock in December 2009 and outstanding junior preferred stock in December 2010. C&H is included in the consolidated results of the Company up to the date of the sale. Effective December 24, 1998, the Company began accounting for its investment in C&H under the equity method. Financial information for C&H as of December 31, 1999 and 1998 and for the year ended December 31, 1999 follows (in thousands):


CONDENSED BALANCE SHEETS                       1999             1998
----------------------------------------------------------------------
ASSETS:
    Current                                 $  82,707        $  77,109
    Property and other                        136,941          139,191
----------------------------------------------------------------------
Total                                       $ 219,648        $ 216,300
======================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
    Current                                 $  39,044        $  36,092
    Long-term debt and other                  117,064          123,845
    Shareholders' equity, including
      preferred stock                          63,540           56,363
----------------------------------------------------------------------
Total                                       $ 219,648        $ 216,300
======================================================================

CONDENSED STATEMENT OF INCOME                  1999
-----------------------------------------------------
  Revenue                                   $ 470,838
  Cost and Expenses                           463,454
-----------------------------------------------------
  Net Income                                $   7,384
=====================================================

In September 1998, the Company invested in a joint venture with Saltchuk Resources, Inc. and International Shipping Agency, Inc. to form Sea Star, which operates an ocean transportation service between Florida and Puerto Rico. The Company charters two vessels to Sea Star. This investment represents a minority interest and is accounted for under the equity method.

In July 1999, the Company entered into a joint venture with Stevedoring Services of America to form SSAT, which provides stevedoring and terminal services at six terminals in three West Coast ports to the Company and other shipping lines. Each company contributed the assets of their California and Seattle, Washington terminals.

The carrying amounts of investments in affiliated companies approximated their fair values at December 31, 1999 and 1998.

LIMITED PARTNERSHIP INTERESTS AND PURCHASE-MONEY MORTGAGES: The investments in limited partnerships are recorded at the lower of cost or fair value and purchase-money mortgages are recorded at cost. The purchase-money mortgages are intended to be held to maturity. The values of the investments in limited partnerships are assessed annually.

See Note 5 for a discussion of market values of investments in the Capital Construction Fund.

3.   CHANGE IN ACCOUNTING METHOD FOR INSURANCE-RELATED ASSESSMENTS

The Company self-insured a portion of its federal workers' compensation liability through October 1, 1999. As such, the Company utilized the U.S. Department of Labor (DOL) second injury fund, as authorized by Section 8(f) of the U.S. Longshore and Harborworkers' Compensation Act. Under this Act, the DOL annually assesses self-insurers for their share of the related cost. Through 1997, these assessments were recorded as expense in the year the amounts were assessed and paid. Effective January 1, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement requires that the Company record, as a liability, the expected cost of future assessments relating to existing compensation claims made prior to the end of the fiscal year. In adopting this statement, the Company recorded a one-time, non-cash charge to 1998 earnings of $9,282,000 ($5,801,000 net of income tax, $0.13 per share), representing the cumulative effect of the accounting change as of January 1, 1998. The discount rate used in estimating the liability was 5.43%. On an undiscounted basis, the pre-tax liability was approximately $13,869,000 as of December 31, 1998. As of December 31, 1999, the undiscounted liability was $15,364,000 and the pre-tax discounted liability was $9,862,000, using a discount rate of 6.76%. The effect of the change on operating costs was not significant for the current or prior years.

4.   WRITE-DOWN OF LONG-LIVED ASSETS

The Company began growing coffee in Hawaii in 1987 as an alternative crop to sugar cane. Since inception, the Company's coffee operation has continually generated operating losses and negative cash flows. During the second half of 1999, the Company significantly reduced the workforce and changed its marketing and selling plans. To exacerbate the problem further, in 1999, coffee commodity prices dropped significantly, due to an oversupply of coffee in the marketplace. Because of continuing cash-flow losses, the ongoing viability of the coffee operation was evaluated again. As a result, the Company determined that the estimated future cash flows of the coffee operation were less than the carrying value of its productive assets, consisting mainly of orchards and field and processing equipment. Accordingly, a $15,410,000 (pre-tax) charge was recorded to write-down these productive assets to their fair value (i.e., present value of estimated future cash flows).

During 1998, the Company changed the strategic direction of its 1,045 acre Kukui'Ula real estate development, from a single master-planned residential community to a series of individual subdivisions with fewer units, as a result of continued weaknesses in the State's and Kauai's economy and real estate markets. As a result, the Company determined that its investment in a waste water treatment plant (WWTP) could not be recovered through the WWTP's future cash flows; accordingly, the costs of the WWTP were reduced by $15,900,000, to the plant's fair value, which was based on the present value of estimated future cash flows. Under the original higher-density Kukui'Ula development plan, the cost of the WWTP would have been recoverable from its future cash flows. The changes in the development plan also resulted in the write-off of $4,316,000 for design and study costs, which were determined to have no future economic benefit. The remaining carrying cost of the Kukui'Ula project is approximately $29,650,000 and, based on current development plans, the Company has determined that this amount is recoverable from the project's future cash flows.

5.   CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States Government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are Federal income tax deductions in the year made; however, they are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels having adequate tax bases do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes.

Amounts deposited into the CCF are a preference item for calculating Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of December 31, 1999, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 1999 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as "accrued deposits" or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the Balance Sheets either as obligations of the Company's current assets or as receivables from the CCF.

The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 1999 and 1998, the balances on deposit in the CCF are summarized in Table 1.


TABLE 1 (In thousands)

                                               1999                                 1998
                                  ---------------------------------    ----------------------------------

                                  Amortized    Fair      Unrealized    Amortized    Fair      Unrealized
                                    Cost       Value        Loss          Cost      Value        Gain
---------------------------------------------------------------------------------------------------------

Mortgage-backed securities        $ 37,086    $ 35,843     $ (1,243)   $ 52,606    $ 53,108     $    502
Cash and cash equivalents          105,153     104,958         (195)     81,627      81,627           --
Accrued deposits                     3,152       3,152                    9,070       9,070           --
---------------------------------------------------------------------------------------------------------
Total                             $145,391    $143,953     $ (1,438)   $143,303    $143,805     $     502
=========================================================================================================


Fair value of the mortgage-backed securities was determined by an outside investment management company, based on experience trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter. The Company earned $3,152,000 in 1999, $4,514,000 in 1998 and $5,897,000 in 1997 on its investments in mortgage-backed securities. The fair values of other CCF investments are based on quoted market prices. These other investments mature no later than May, 2001. There were no sales of securities classified as "held-to-maturity" during 1999 or 1998.

6.   EMPLOYEE BENEFIT PLANS

The Company has funded single-employer defined benefit pension plans which cover substantially all non-bargaining unit employees.

In addition, the Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

The status of the funded defined benefit pension plans and the unfunded accumulated post-retirement benefit plans, at December 31, 1999, 1998 and 1997, is shown in Table 2 (page 36).

The net periodic benefit cost for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during 1999, 1998 and 1997 is summarized in Table 3 (page 36).

As described in Note 2, the Company sold a majority of its interest in C&H during 1998. The impact of this transaction on the benefit obligation and the plan assets is noted in Table 2. At the time of the transaction, C&H had recorded in its financial statements net obligations of $12,300,000 and $46,500,000 for its pension and post-retirement benefit plans, respectively.

The assumptions used to determine the benefit information were as follows:


                                     Pension Benefits             Other Post-retirement Benefits
                                  ----------------------          ------------------------------
                                  1999     1998     1997              1999     1998     1997
------------------------------------------------------------------------------------------------
Discount rate                     7.75%    6.75%    7.25%             7.75%    6.75%    7.25%
Expected return on plan assets    9.00%    9.00%    9.00%                --       --       --
Rate of compensation increase     4.25%    4.25%    4.25%             4.25%    4.25%    4.25%


For post-retirement benefit measurement purposes, a 10-percent annual rate of increase in the per capita cost of covered health care benefits was assumed through 2001. The rate was assumed to decrease to 5-percent for 2002 and remain at that level thereafter. Unrecognized gains and losses of the post-retirement benefit plans are amortized over five years.

If the assumed health care cost trend rate were increased or decreased by one percentage point, the accumulated post-retirement benefit obligation, as of December 31, 1999, 1998 and 1997, and the net periodic post-retirement benefit cost for 1999, 1998 and 1997, would have increased or decreased as follows (in thousands):



                                                Other Post-retirement Benefits
                                                      One Percentage Point
                                  ---------------------------------------------------------------
                                          Increase                            Decrease
                                  ---------------------------       -----------------------------
                                   1999      1998      1997          1999       1998       1997
-------------------------------------------------------------------------------------------------
Effect on total of service and
  interest cost components        $   416   $   689   $ 1,172       $  (347)   $  (583)   $(1,016)
Effect on post-retirement
  benefit obligation              $ 4,062   $ 5,157   $11,113       $(3,388)   $(4,387)   $(9,786)


The assets of the defined benefit pension plans consist principally of listed stocks and bonds. Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $10,801,000 and $11,860,000 at December 31, 1999 and 1998, respectively. The annual expense associated with the non-qualified plans was not significant.

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $4,367,000 in 1999, $5,633,000 in 1998 and $5,828,000 in 1997. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

The multi-employer plans are subject to the plan termination insurance provisions of ERISA and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer who withdraws from, or significantly reduces its contribution obligation to, a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $158,000 as of December 31, 1999, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.



Table 2 (In thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     1999         1998         1997         1999         1998         1997
-------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                $ 229,573    $ 354,883    $ 326,095    $  55,298    $  91,112    $  93,596
Service cost                           5,705        7,182        6,692          892        1,154        1,310
Interest cost                         15,013       25,024       23,807        3,460        5,474        6,250
Plan participants' contributions          --           --           --        1,423        1,615        1,635
Actuarial (gain) loss                (25,177)      20,682       16,567       (8,198)      (8,482)      (4,198)
Sale of subsidiary                        --     (158,758)          --           --      (29,615)          --
Benefits paid                        (12,109)     (22,631)     (21,687)      (4,320)      (6,326)      (6,933)
Amendments                            10,129        3,191        2,997           --          366         (548)
Settlements                           (1,304)          --           --           --           --           --
Curtailments                          (3,823)          --           --         (719)          --           --
Special or contractual
  termination benefits                   182           --          412           --           --           --
-------------------------------------------------------------------------------------------------------------
Benefit obligation at
  end of year                        218,189      229,573      354,883       47,836       55,298       91,112
-------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                  338,267      443,249      380,909           --           --           --
Actual return on plan assets          56,236       72,646       84,027           --           --           --
Settlements                           (1,304)          --           --           --           --           --
Sale of subsidiary                        --     (154,997)          --           --           --           --
Benefits paid                        (12,109)     (22,631)     (21,687)          --           --           --
-------------------------------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                     381,090      338,267      443,249           --           --           --
-------------------------------------------------------------------------------------------------------------

Plan assets less benefit
  obligation                         162,901      108,694       88,366      (47,836)     (55,298)     (91,112)
Unrecognized net actuarial gain     (135,670)     (88,373)     (91,012)     (15,841)     (10,104)     (22,353)
Unrecognized transition asset           (183)        (876)      (1,869)          --           --           --
Unrecognized prior
  service cost (benefit)              13,939        4,767        5,707           32          358       (3,824)
-------------------------------------------------------------------------------------------------------------
Accrued asset (obligation)         $  40,987    $  24,212    $   1,192    $ (63,645)   $ (65,044)   $(117,289)
=============================================================================================================




Table 3 (In thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     1999         1998         1997         1999         1998         1997
-------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                       $   5,705    $   7,182    $   6,692    $     892    $   1,154    $   1,310
Interest cost                         15,013       25,024       23,807        3,460        5,474        6,250
Expected return on plan
  assets                             (29,922)     (38,862)     (33,309)          --           --           --
Recognition of net gain               (4,251)      (4,128)      (2,258)      (2,644)      (7,221)      (6,315)
Amortization of prior
  service cost                           905        1,105          808            8         (359)        (368)
Amortization of unrecognized
  transition asset                      (713)        (992)        (996)          --           --           --
Recognition of settlement gain            53           --           --           --           --           --
Recognition of curtailment gain       (3,641)          --           --         (292)          --           --
-------------------------------------------------------------------------------------------------------------
Net periodic benefit
  cost/(income)                    $ (16,957)   $ (10,671)   $  (5,256)   $   1,424    $    (952)   $     877
=============================================================================================================

Cost of termination benefits
  recognized                       $     182    $      --    $     412    $      --    $      --    $      --
=============================================================================================================


7.   NOTES PAYABLE AND LONG-TERM DEBT

At December 31, 1999 and 1998, long-term debt consisted of the following (in thousands):

                                                1999        1998
-------------------------------------------------------------------
Commercial paper, 1999 high 6.6%, low 4.9%    $  99,570   $ 141,766
Bank variable rate loans, due after 1999,
    1999 high 6.9%, low 5.1%                     78,000      78,500
Term loans:
    7.16%, payable through 2007                  60,000      67,500
    7.43%, payable through 2007                  15,000      15,000
    7.57%, payable through 2009                  15,000          --
    7.55%, payable through 2009                  15,000          --
    7.65%, payable through 2001                  10,000      10,000
    8%, payable through 2000                      7,500      17,500
    9.05%, payable through 1999                      --       7,739
    9%, payable through 1999                         --       5,294
-------------------------------------------------------------------
Total                                           300,070     343,299
Less current portion                             22,500      45,533
Commercial paper classified as current               --      42,000
-------------------------------------------------------------------
Long-term debt                                $ 277,570   $ 255,766
===================================================================

COMMERCIAL PAPER: At December 31, 1999, $99,570,000 of commercial paper notes was outstanding under a commercial paper program used by a subsidiary to finance the construction of a vessel. Maturities ranged from 10 to 42 days. The borrowings outstanding under this program are classified as long-term, because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

At December 31, 1998, $42,000,000 of commercial paper notes was outstanding under a separate commercial paper program used by C&H, before the partial sale of that business (see Note 2), to fund the purchases of raw sugar inventory and to provide working capital for sugar refining and marketing operations. This program was terminated on January 19, 1999 as a result of the partial sale; accordingly, the borrowings outstanding were classified as current at December 31, 1998. This program was supported by an $85,000,000 backup revolving credit facility with four commercial banks, which also was terminated in January 1999.

VARIABLE RATE LOANS: The Company has a revolving credit and term loan agreement with four commercial banks, whereby it may borrow up to $140,000,000, under revolving loans to November 30, 2001, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 12 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1999 and 1998, $60,000,000 and $50,000,000, respectively, were outstanding under this agreement.

The Company has an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 2000, but may be canceled by the bank or the Company at any time. At December 31, 1999 and 1998, $13,000,000 and $3,500,000, respectively, were outstanding under this agreement.

The Company has a $50,000,000 one-year revolving credit agreement with a commercial bank containing a two-year term option. At December 31, 1999 and 1998, $5,000,000 and $15,000,000, respectively, were outstanding under this agreement.

The Company has a $25,000,000 one-year revolving credit agreement with a commercial bank which serves as a commercial paper liquidity back-up line. At December 31, 1999 and 1998, no amounts were outstanding under this agreement.

In 1999, the Company had an uncommitted $25,000,000 revolving credit agreement with a commercial bank. This agreement expired December 31, 1999 and was replaced in January 2000 with a comparable $25,000,000 revolving credit agreement with another commercial bank. At December 31, 1999, no amount was outstanding under either agreement. At December 31, 1998, $10,000,000 was outstanding under the initial agreement.

LONG-TERM DEBT MATURITIES: At December 31, 1999, maturities and planned prepayments of all long-term debt during the next five years totaled $22,500,000 for 2000, $15,000,000 for 2001, $7,500,000 for 2002 and $9,643,000
for 2003 and 2004.

8.   LEASES

THE COMPANY AS LESSEE: Principal operating leases include office and terminal facilities, containers and equipment leased for periods which expire between 2000 and 2026. Management expects that, in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $28,343,000, $45,519,000 and $45,560,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Future minimum payments under operating leases as of December 31, 1999 were as follows (in thousands):

                                                     Operating
                                                       Leases
---------------------------------------------------------------
2000                                                 $   11,030
2001                                                     10,842
2002                                                     11,011
2003                                                     11,006
2004                                                     11,181
Thereafter                                              109,984
---------------------------------------------------------------
Total minimum lease payments                         $  165,054
===============================================================

The Company is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $9,344,000 and $8,800,000 at December 31, 1999 and 1998, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: The Company leases land, buildings, land improvements, and vessels under operating leases. Five vessels were leased under new agreements commencing in 1998. The historical cost of and accumulated depreciation on leased property at December 31, 1999 and 1998 were as follows (in thousands):

                                                       1999          1998
----------------------------------------------------------------------------
Leased property                                     $  571,640    $  530,967
Less accumulated amortization                          129,465       113,358
----------------------------------------------------------------------------
Property under operating leases--net                $  442,175    $  417,609
============================================================================

Total rental income under these operating leases for the three years ended December 31, 1999 was as follows (in thousands):

                                         1999          1998          1997
----------------------------------------------------------------------------
Minimum rentals                       $   93,275    $   79,268    $   35,535
Contingent rentals (based on sales
  volume)                                  1,244         1,079         1,048
----------------------------------------------------------------------------
Total                                 $   94,519    $   80,347    $   36,583
============================================================================

Future minimum rental income on non-cancelable leases at December 31, 1999 was as follows (in thousands):

                                                     Operating
                                                       Leases
---------------------------------------------------------------
2000                                                 $   92,192
2001                                                     88,705
2002                                                     84,772
2003                                                     80,851
2004                                                     75,547
Thereafter                                              190,935
---------------------------------------------------------------
Total                                                $  613,002
===============================================================

9.   INCOME TAXES

The income tax expense for the three years ended December 31, 1999 consisted of the following (in thousands):

                                         1999          1998          1997
----------------------------------------------------------------------------
Current:
    Federal                           $   21,035    $   28,877    $   30,181
    State                                  3,461         3,723         2,476
----------------------------------------------------------------------------
Total                                     24,496        32,600        32,657
Deferred                                   8,465        (8,248)       13,168
----------------------------------------------------------------------------
Income tax expense                    $   32,961    $   24,352    $   45,825
============================================================================

Total income tax expense for the three years ended December 31, 1999 differs from amounts computed by applying the statutory Federal rate to pre-tax income for the following reasons (in thousands):


                                         1999          1998          1997
----------------------------------------------------------------------------
Computed income tax expense           $   33,439    $   19,353    $   44,525
State tax on income, less
  applicable Federal tax                   3,790         1,824         3,732
Low-income housing credits                (1,161)       (1,204)       (1,214)
Fair market value over cost of
  donations                                   --            --        (1,306)
Bases differences in net assets
  acquired                                    --         3,114            --
Prior years' tax settlement               (2,815)           --            --
Other--net                                  (292)        1,265            88
----------------------------------------------------------------------------
Income tax expense                    $   32,961    $   24,352    $   45,825
============================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1999 and 1998 were as follows (in thousands):

                                                       1999          1998
----------------------------------------------------------------------------
Property basis and depreciation                     $  196,967    $  199,523
Capital Construction Fund                               52,374        51,072
Tax-deferred gains on real estate transactions          93,966        85,181
Unrealized holding gains on securities                  28,851        36,939
Post-retirement benefits                               (24,662)      (27,027)
Insurance reserves                                     (12,172)      (10,771)
Other--net                                               6,770         8,588
----------------------------------------------------------------------------
Total                                               $  342,094    $  343,505
============================================================================

In 1999, the Company reached an agreement with the Internal Revenue Service
(IRS) settling certain valuation issues relating to the Company's tax returns through 1995. This agreement resulted in a one-time reduction of income tax expense of $2,815,000 due to the reversal of previously accrued income tax liabilities. The IRS is currently auditing the Company's tax returns for 1996 and 1997. Management believes that the outcome of the current audit will not have a material effect on the Company's financial position or results of operations.

10.  CAPITAL STOCK AND STOCK OPTIONS

EMPLOYEE STOCK OPTION PLANS: During 1999, the Company had two stock option plans under which key employees were granted options to purchase shares of the Company's common stock.

Under the 1998 Plan, approved at the 1998 Annual Meeting of Shareholders, option prices may not be less than the fair market value of the Company's common stock on the dates of grant, and the options become exercisable over periods determined, at the dates of grant, by the committee that administers the plan. Payments for options exercised may be made in cash or in shares of the Company's stock. If an option to purchase shares is exercised within five years of the date of grant and if payment is made in shares of the Company's stock, the option holder may receive, under a reload feature, a new stock option grant for such number of shares as is equal to the number surrendered, with an option price not less than the greater of the fair market value of the Company's stock on the date of exercise or one and one-half times the original option price. During 1999, options to purchase 515,400 shares were granted, no reload options to purchase shares were granted, no options to purchase shares were exercised, and options to purchase 2,400 shares were canceled. At December 31, 1999, options to purchase 613,000 shares were outstanding under the 1998 Plan.

The 1989 Plan is substantially the same as the 1998 Plan, except that each option generally becomes exercisable in-full one year after the date granted. The 1989 Plan terminated in January 1999, but options granted through 1998 remain exercisable. During 1999, options to purchase 4,575 shares were exercised and options to purchase 369,250 shares were canceled. At December 31, 1999, options to purchase 2,885,513 shares were outstanding under the 1989 Plan.

The 1998 and 1989 Plans also permit the issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plans. The number of incentive shares issued during 1999 or outstanding at the end of the year was not material.

DIRECTOR STOCK OPTION PLANS: The Company also has two Directors' stock option plans. Under the 1998 Directors' Plan, each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the fair market value of the shares on the date of grant. Each option to purchase shares becomes exercisable in three successive annual installments of 1,000 shares beginning one year after the date granted. During 1999, options to purchase 24,000 shares were granted and no options to purchase shares were exercised or canceled. At December 31, 1999, options to purchase 24,000 shares were outstanding under the 1998 Plan.

The 1989 Directors' Plan is substantially the same as the 1998 Directors' Plan, except that each option generally becomes exercisable in-full one year after the date granted. This plan terminated in January 1999, but options granted through termination remain exercisable. During 1999, no options to purchase shares were exercised and options to purchase 15,000 shares were canceled. At December 31, 1999, options to purchase 189,000 shares were outstanding under the 1989 Plan.

Changes in shares under all option plans, for the three years ended December 31, 1999, were as follows:

                                                           Price Range
                                             Shares         Per Share
------------------------------------------------------------------------
1996:  Outstanding, December 31             2,941,027      17.375-37.875

1997:  Granted                                586,212      25.100-34.875
       Exercised                             (263,351)     17.375-24.750
       Canceled                               (57,850)     24.750-37.875

       Outstanding, December 31             3,206,038      21.750-37.875

1998:  Granted                                606,400      22.750-29.769
       Exercised                              (65,850)     21.750-27.000
       Canceled                               (17,950)     26.250-34.000

       Outstanding, December 31             3,728,638      21.750-37.875

1999:  Granted                                539,400      20.656-20.875
       Exercised                               (4,575)     21.750-23.250
       Canceled                              (551,950)     20.875-37.875
------------------------------------------------------------------------
       OUTSTANDING, DECEMBER 31             3,711,513      20.656-34.000
========================================================================
       EXERCISABLE, DECEMBER 31             3,196,513      20.875-34.000
========================================================================

ACCOUNTING METHOD FOR STOCK-BASED COMPENSATION: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. If the compensation costs for the stock option grants had been determined consistent with SFAS No. 123, "Accounting for Stock-based Compensation," the after-tax cost for grants made in 1999, 1998, and 1997 would have been approximately $1,471,000, $2,015,000 and $1,800,000, respectively. Earnings per share for 1999, 1998 and 1997 would have declined by $0.03, $0.05 and $0.04, respectively.

SHAREHOLDER RIGHTS PLAN: The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's out-standing common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

SHARE REPURCHASES: During 1999, the Company purchased and retired 1,564,500 shares of its stock, at an average per-share price of $22.26. During 1998, the Company purchased and retired 969,200 shares, at an average per-share price of $21.50.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1999, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $81,610,000. However, there is no contractual obligation to spend this entire amount.

The Company has arranged for standby letters of credit of approximately $14,500,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities, other insurance-related matters and a guarantee on a terminal facility lease. In addition, the Company maintains a letter of credit of $5,024,000 for workers' compensation claims incurred by C&H employees, under a now-closed self insurance plan, prior to December 24, 1998 (see Note 2). The Company only would be called upon to honor this letter of
intent in the event of C&H's insolvency.   The Company also has approximately
$7,954,000 of letters of credit outstanding for normal operating matters.

C&H, in which A&B has a 36-percent common stock interest, is party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative
(HSTC), a raw sugar marketing and transportation cooperative owned by the Company and by two other Hawaii sugar growers. Under the terms of this contract, C&H is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The Company delivered to HSTC raw sugar totaling $83,412,000, $79,422,000 and $71,468,000, during 1999, 1998 and 1997, respectively.

Operating expenses in 1999 include approximately $46,856,000 paid to an unconsolidated affiliate.

A subsidiary has guaranteed obligations of $17,550,000 of an unconsolidated affiliate in which it has a minority interest.

A subsidiary transferred assets with a value of $16,438,000 to a joint venture in 1999.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

12.  INDUSTRY SEGMENTS

Industry segment information for 1999, 1998 and 1997, on page 23, is incorporated herein by reference.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is made up of the president and lead executives of each of the Company's segments. The lead executive for each operating segment manages the profitability and cash flow of each respective segment's various product or service lines and businesses. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products or services and serves different markets.

The Company's reportable operating segments include Ocean Transportation, Property Development and Management and Food Products. The Ocean Transporta-tion segment carries freight between various United States and Canadian West Coast, Hawaii and other Pacific ports, and provides terminal and cargo logistics services. The Property Development and Management segment develops, manages and sells residential, commercial and industrial properties. The Food Products segment grows and processes raw sugar and molasses; invests in a sugar refining and marketing business (see Note 2); grows, mills and markets coffee; and generates and sells electricity.

The accounting policies of the operating segments are the same as those described in the summary of significant policies. Reportable segments are measured based on operating profit, exclusive of non-operating or unusual transactions, interest expense, general corporate expenses and income taxes.

EXHIBIT B

ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
FINANCIAL DATA SCHEDULE
DECEMBER 31, 1999
($000 OMITTED)

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM THE CONSOLIDATING BALANCE SHEET AND CONSOLIDATING INCOME
STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH
FINANCIAL STATEMENTS.

Item No.        Caption Heading
      1         Total Assets                    $1,561,460
      2         Total Operating Revenues          $937,645
      3         Net Income                         $62,579

                                    February 28, 2000



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

     Re:    Form U-3A-2 - Alexander & Baldwin, Inc. -
            SEC File No. 69-166
            ----------------------------------------

Gentlemen:

      Submitted herewith for filing is the Statement of Alexander & Baldwin, Inc. ("A&B") on Form U-3A-2, claiming an exemption under Rule U-2 from the provisions of the Public Utility Holding Company Act of 1935. This filing is being made by direct transmission to the Commission's EDGAR system.

      From 1990 until last year, A&B filed Forms U-3A-2 on a joint and consolidated basis with its wholly-owned subsidiary, A&B-Hawaii, Inc. ("ABHI"). Effective December 31, 1999, ABHI was merged into A&B and ceased to exist as a legal entity. Therefore, ABHI no longer will be identified as a "Co-Claimant" in the Forms U-3A-2.

                                    Very truly yours,

                                    /s/ Francis K. Mukai

                                    Francis K. Mukai
                                    Assistant General Counsel

FKM/smt

Enclosure